UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 16, 2022

INFLECTION POINT ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40823	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

34 East 51st Street, 5th Floor
New York, New York	10022
(Address of principal executive offices)	(Zip Code)

(212) 319-1309

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one redeemable warrant	IPAXU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	IPAX	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	IPAXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into A Material Definitive Agreement.

Business Combination Agreement

On September 16, 2022 (the “Signing Date”), Inflection Point Acquisition Corp., a Cayman Islands exempted company (which shall migrate to and domesticate as a Delaware corporation prior to the Closing) (“Inflection Point”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), by and between Inflection Point and Intuitive Machines, LLC, a Texas limited liability company (which shall convert into a Delaware limited liability company prior to the Closing) (“Intuitive Machines”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.” Inflection Point and Intuitive Machines are individually referred to herein as a “Party” and, collectively, the “Parties.”

Following the time of the closing (the “Closing,” and the date on which the Closing occurs, the “Closing Date”) of the Business Combination, the combined company will be organized in an umbrella partnership C corporation (“Up-C”) structure, in which substantially all of the assets and the business of the combined company will be held by Intuitive Machines. The combined company’s business will continue to operate through Intuitive Machines and its subsidiaries. In connection with the Closing, Inflection Point will change its name to “Intuitive Machines, Inc.” (such company after the Closing, “New Intuitive Machines”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of Inflection Point and Intuitive Machines.

The Business Combination is expected to close in the first quarter of 2023, following the receipt of the required approval by Inflection Point’s shareholders and the fulfillment of other customary closing conditions.

The Domestication

Inflection Point will, subject to obtaining the required shareholder approvals and at least one day prior to the Closing Date, change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”).

By virtue of the Domestication and subject to the satisfaction or waiver of the conditions of the Business Combination Agreement, including approval of Inflection Point’s shareholders: (i) each of the then issued and outstanding Class B ordinary shares of Inflection Point, par value $0.0001 per share (each, a “Cayman Class B Share"), will convert automatically, on a one-for-one basis, into a Class A ordinary share of Inflection Point, par value $0.0001 per share (each, a “Cayman Class A Share”) (the “Sponsor Share Conversion”); (ii) immediately following the Sponsor Share Conversion described in clause (i), each of the then issued and outstanding Cayman Class A Shares will convert automatically, on a one-for-one basis, into a share of Class A common stock, par value $0.0001 per share, of Inflection Point (after the Domestication) (the “New Intuitive Machines Class A Common Stock”); (iii) each of the then issued and outstanding warrants representing the right to purchase one Cayman Class A Share will convert automatically into a warrant to acquire one share of New Intuitive Machines Class A Common Stock pursuant to the related warrant agreement (each warrant, a “New Intuitive Machines Warrant”); and (iv) each of the then issued and outstanding units of Inflection Point will be canceled and each holder will be entitled to one share of New Intuitive Machines Class A Common Stock and one-half of one New Intuitive Machines Warrant.

The Recapitalization

In connection with the Business Combination, Intuitive Machines will change its jurisdiction of organization from Texas to Delaware (the “Conversion”). Immediately prior to Closing, Intuitive Machines will effectuate a recapitalization (the “Recapitalization”) whereby all outstanding equity securities of Intuitive Machines will be converted or exchanged into common units (each, an “Intuitive Machines Common Unit” and collectively, the “Intuitive Machines Common Units”), options (each, an “Intuitive Machine Option” and collectively, the “Intuitive Machines Options”) and unvested earn out units (each, an “Earn Out Unit” and collectively, the “Earn Out Units”), as applicable.

The Business Combination and Consideration

Simultaneously with the Closing:

(i)

Intuitive Machines and Inflection Point will enter into a Second Amended and Restated Limited Liability Company Operating Agreement of Intuitive Machines (the “A&R Operating Agreement”), to, among other things, permit the issuance and ownership of the post-Recapitalization equity of Intuitive Machines as contemplated by the Business Combination Agreement and to admit Inflection Point as the managing member of Intuitive Machines; and

(ii)

Inflection Point will file with the Secretary of State of the State of Delaware an amended and restated certificate of incorporation which will, among other things, set forth the rights and preferences of the common stock and preferred stock of New Intuitive Machines (the “A&R Charter”). In particular, the A&R Charter will provide that (i) each share of New Intuitive Machines Class A Common Stock will have one (1) vote per share and economic rights, (ii) each share of Class B common stock of Inflection Point, par value $0.0001 per share (“New Intuitive Machines Class B Common Stock”), will have one (1) vote per share and no economic rights and (iii) each share of Class C common stock of Inflection Point, par value $0.0001 per share (“New Intuitive Machines Class C Common Stock”), will have three (3) votes per share and economic rights.

Pursuant to the Business Combination Agreement, New Intuitive Machines will issue to each member of Intuitive Machines (each, a “Member” and collectively, the “Members”), a number of shares of New Intuitive Machines Class B Common Stock or New Intuitive Machines Class C Common Stock, in each case, equal to the number of Intuitive Machines Common Units held by such Member as of and on the Closing Date, in exchange for the payment to New Intuitive Machines by such Member of adequate consideration (in each case, not to exceed a per-share price equal to the par value per share of the New Intuitive Machines Class B Common Stock or New Intuitive Machines Class C Common Stock, as applicable) (the “Intuitive Machines Equity Holders Subscription Amount”), pursuant to individual subscription agreements to be entered into between each Intuitive Machines Equity Holder, New Intuitive Machines, and Intuitive Machines.

Pursuant to the Business Combination Agreement, Inflection Point will contribute to Intuitive Machines, an amount in cash (the “Available Closing Cash”) equal to, as of immediately prior to the Closing, the sum of (without duplication): (a) all amounts in the Inflection Point trust account, less (i) amounts required for the redemptions of Cayman Class A Shares by Inflection Point’s current shareholders and (ii) transaction expenses of Intuitive Machines and Inflection Point, plus (b) the aggregate proceeds actually received by Inflection Point from the Series A Investment (as defined below), plus (c) the aggregate proceeds, if any, actually received by Inflection Point from the PIPE Investment (as defined in the Business Combination Agreement) plus (d) all other cash and cash equivalents of Inflection Point, determined in accordance with GAAP as of 11:59 p.m. Eastern Time on the day immediately preceding the Closing Date plus (e) the Founder Subscription Amount (as defined in the Business Combination Agreement) in exchange for (w) a number of common units of Intuitive Machines (the “Intuitive Machines Units”) equal to the number of shares of New Intuitive Machines Class A Common Stock outstanding as of the Closing; (x) a number of warrants of Intuitive Machines (the “Intuitive Machines Warrants”) equal to the number of New Intuitive Machines Warrants outstanding as of the Closing; (iii) a number of Series A preferred units of Intuitive Machines (the “Series A Preferred Units”) equal to the number of shares of 10.0% Series A Cumulative Convertible Preferred Stock, par value $0.0001 per share, of New Intuitive Machines (the “Series A Preferred Stock”), outstanding as of the Closing and issued to the Series A Investors (as defined below) and (z) a number of Intuitive Machines preferred investor warrants (the “Intuitive Machines Preferred Investor Warrants”) equal to the number of New Intuitive Machines Warrants delivered to the Series A Investors at the Closing (the “Preferred Investor Warrants”).

Member Earn-Out

As part of the Recapitalization, the applicable Members will be entitled to receive, pro rata, up to 10,000,000 Earn Out Units that will be deposited into escrow at the Closing and will be earned, released and delivered upon satisfaction of the following milestones: (i) 2,500,000 Earn Out Units will vest if, during the Earn Out Period (as defined below), Intuitive Machines is awarded the OMES III Contract by NASA (“Triggering Event I”), (ii) 5,000,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event I occurs and the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $15.00 per share (“Triggering Event II-A”), (iii) 7,500,000 Earn Out Units will vest if, within the Earn Out Period, Triggering Event I has not occurred and the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $15.00 per share (“Triggering Event II-B”), and (iv) 2,500,000 Earn Out Units will vest if, within the Earn Out Period, the volume weighted average closing sale price of New Intuitive Machines Class A Common Stock equals or exceeds $17.50 per share (“Triggering Event III”), provided, that Triggering Event II-A and Triggering Event II-B may not both be achieved.

If a Change of Control (as defined in the Business Combination Agreement) occurs during the Earn Out Period that results in the holders of New Intuitive Machines Class A Common Stock receiving a per share price greater than or equal to $15.00 or $17.50, respectively, then immediately prior to the consummation of such Change of Control, to the extent not previously paid, then Triggering Event II-A or Triggering Event II-B will be deemed to have occurred, as applicable, and the Earn Out Units shall vest.

Upon the vesting of any Earn Out Units, each of the applicable Members (as defined in the Business Combination Agreement) will be issued an equal number of shares of New Intuitive Machines Class C Common Stock, in exchange for the payment to New Intuitive Machines of adequate consideration (in each case, not to exceed a per-share price equal to the par value per share of such New Intuitive Machines Class C Common Stock).

The “Earn Out Period” means (i) with respect to Triggering Event I, the time period beginning on the Signing Date and ending at 11:59 pm ET on December 31, 2023, and (ii) with respect to Triggering Event II-A, Triggering Event II-B and Triggering Event III, the time period beginning on the date that is 150 days following the Closing Date and ending on the date that is the five (5) year anniversary of the Closing Date.

Governance

The Parties have agreed to take all necessary action, including causing the current directors of Inflection Point to resign, so that effective at the Closing, the board of directors of New Intuitive Machines (the “New Intuitive Machines Board”) will consist of a number of individuals (appointed in accordance with Nasdaq rules) to be determined by Intuitive Machines with the approval of Inflection Point (which approval shall not be unreasonably withheld, delayed or conditioned). Immediately after the Closing, Inflection Point and Intuitive Machines shall take all necessary action to designate and appoint to the New Intuitive Machines Board (i) the one (1) person that is designated by Inflection Point prior to the Closing, which person shall be reasonably acceptable to Intuitive Machines, and (ii) the remaining persons, all of whom will be designated by Intuitive Machines prior to the Closing.

Representations and Warranties; Covenants

The Parties have made customary representations, warranties, and covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of Inflection Point and Intuitive Machines prior to the Closing Date. In addition, Inflection Point has agreed to adopt an equity incentive plan prior to the Closing Date, as described in the Business Combination Agreement.

Conditions to Each Party’s Obligations

The obligations of Inflection Point and Intuitive Machines to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions, including without limitation: (i) the adoption and/or approval, as applicable, by Inflection Point’s shareholders (the “Inflection Point Shareholder Approval”) of (A) the Business Combination Agreement in accordance with applicable law and exchange rules and regulations, (B) the Domestication, (C) the A&R Charter and the bylaws of New Intuitive Machines upon Domestication, including any separate or unbundled advisory proposals as are required to implement the foregoing, (D) approval of the issuance of shares of New Intuitive Machines Common Stock (as defined in the Business Combination Agreement) as required by Nasdaq Listing Rule 5635, (E) the adoption by Inflection Point of the Equity Incentive Plan (as defined in the Business Combination Agreement), (F) any other proposals as the U.S. Securities and Exchange Commission (the “SEC”) (or staff member thereof) may indicate are necessary in its comments to the registration statement on Form S-4 (the “Registration Statement”) to be filed by Inflection Point or correspondence related thereto, (G) adoption and approval of any other proposals as reasonably agreed to by the Parties to be necessary or appropriate in connection with the Business Combination, and (H) adjournment of Inflection Point’s shareholders’ meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, any of the foregoing (such proposals in (A) through (H), together, the “Transaction Proposals”), (ii) the approval of the Business Combination Agreement and the Business Combination (including the Conversion and the Recapitalization) by the Members, (iii) Inflection Point having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) upon the Closing, (iv) the Registration Statement becoming effective, (v) approval of the listing of the New Intuitive Machines Class A Common Stock on the Nasdaq Capital Market, LLC (“Nasdaq”), subject to satisfaction of the round lot holders requirement for initial listing, (vi) the accuracy of the representations and warranties of each Party and the performance of the covenants and agreements of the Parties, (vii) the completion of the Domestication, (viii) that Kingstown 1740 Fund L.P. shall not have exercised redemption rights with respect to its 2,900,000 Cayman Class A Shares and (ix) the substantially simultaneous closing of the PIPE Investment.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, (i) by mutual written consent of Inflection Point and Intuitive Machines; (ii) either Inflection Point or Intuitive Machines if the Closing has not occurred on or before September 16, 2023; and (iii) by Intuitive Machines if the Inflection Point Shareholder Approval is not obtained by Inflection Point after the conclusion of the extraordinary general meeting of Inflection Point’s shareholders held for the purpose of voting on the Transaction Proposals. Upon termination of the Merger Agreement, in certain circumstances, Intuitive Machines will reimburse Inflection Point for any amounts due and owing to Inflection Point Holdings LLC (the “Sponsor”), up to $1,500,000.

The foregoing description of the Business Combination Agreement, the Business Combination and the related transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Inflection Point or Intuitive Machines. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Inflection Point’s public disclosures.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”) with Intuitive Machines and the Sponsor, pursuant to which the Sponsor agreed to, among other things, (i) vote in favor of adoption of the Transaction Proposals, (ii) vote against any Alternative Transaction (as defined in the Business Combination Agreement) and any merger agreement or merger other than the Transaction Proposals, the Business Combination Agreement and the Business Combination; (iii) vote against any change in the business, management, or board of directors of Inflection Point (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or ancillary agreements) and (iv) vote against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Inflection Point under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in the Sponsor Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Inflection Point. Each officer and director of Inflection Point previously entered into a letter agreement with Inflection Point in connection with Inflection Point’s initial public offering, pursuant to which they agreed to vote any Inflection Point ordinary shares held by them in favor of the Business Combination.

In addition, pursuant to the Sponsor Support Agreement, the Sponsor agreed to waive, subject to the consummation of the Business Combination, any and all anti-dilution rights with respect to the rate that the Cayman Class B Shares convert into the Cayman Class A Shares in connection with the transactions contemplated by the Business Combination Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Sponsor Support Agreement, a copy of which is included as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Stock Escrow and Earn Out Agreement

In connection with the Sponsor Support Agreement, if immediately prior to the Closing, (i) the conditions set forth in Section 7.02(f) (No Redemption) and Section 7.02(g) (Kingstown Investment) of the Business Combination Agreement are not satisfied and (ii) the deferred underwriting commission paid to the underwriters of Inflection Point’s initial public offering at the Closing is greater than $5,770,625, then the Sponsor will deposit 500,000 shares of New Intuitive Machines Class A Common Stock into escrow (the “Sponsor Earn Out Shares”) in accordance with the terms of the Sponsor Support Agreement.

If the Sponsor is required to deposit the Sponsor Earn Out Shares into escrow, Inflection Point, the Sponsor and Continental Stock Transfer & Trust Company, as escrow agent (the “Escrow Agent”) will enter into a Stock Escrow and Earn Out Agreement (the “Escrow and Earn Out Agreement”).

Pursuant to the Escrow and Earn Out Agreement, the Sponsor Earn Out Shares will vest and New Intuitive Machines will instruct the Escrow Agent to release the Sponsor Earn Out Shares if during the time period beginning on the date that is one hundred fifty (150) days following the Closing Date and ending on the date that is the five (5) year anniversary of the Closing Date (inclusive of the first and last day of such period) (the “Sponsor Earn Out Period”), (i) the Common Share Price (as defined in the Business Combination Agreement) of New Intuitive Machines Class A Common Stock equals or exceeds $15.00 per share (the “Sponsor Earn Out Trigger”) or (ii) prior to the occurrence of the Sponsor Earn Out Trigger, there is a Change of Control that will result in the holders of New Intuitive Machines Class A Common Stock receiving a per share price (based on the value of the cash, securities or in-kind consideration being delivered in respect of such New Intuitive Machines Class A Common Stock, as determined in good faith by the New Intuitive Machines Board) equal to or in excess of $15.00 (adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into shares New Intuitive Machines Class A Common Stock), extraordinary cash dividend (which adjustment shall be determined by Inflection Point, in its sole discretion), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to shares of New Intuitive Machines Class A Common Stock occurring on or after the Closing).

Member Voting and Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Class A Members (as defined in the Business Combination Agreement) entered into the Member Voting and Support Agreement (the “Member Voting and Support Agreement”), pursuant to which the Class A Members have agreed to, among other things, vote (or act by written consent) (a) to approve and adopt the Business Combination Agreement and the consummation of the Transactions, including the Conversion and the Recapitalization; (b) against any Alternative Transaction or any proposal relating to an Alternative Transaction; (c) against any merger agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Intuitive Machines; (d) against any change in the business or board of managers of Intuitive Machines (other than pursuant to the Business Combination Agreement or the Ancillary Documents (as defined in the Business Combination Agreement)); and (e) against any proposal, action or agreement that would (A) impede, interfere, frustrate, prevent or nullify any provision of the Member Voting and Support Agreement, the Business Combination Agreement or the Business Combination, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Intuitive Machines under the Business Combination Agreement, (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Member contained in the Member Voting and Support Agreement or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Intuitive Machines.

Pursuant to the Member Voting and Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement or the liquidation of Intuitive Machines, no Class A Member shall (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities (as defined in the Member Voting and Support Agreement), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities without the prior written consent of Intuitive Machines and Inflection Point, unless such transfer is deemed a Permitted Transfer (as defined in the Member Voting and Support Agreement).

In addition, pursuant to the Member Voting and Support Agreement, each Class A Member has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Inflection Point, Intuitive Machines or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Member Voting and Support Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Member Voting and Support Agreement, the Business Combination Agreement or the Business Combination. Each Class A Member has also waived and agreed not to exercise any rights of appraisal or rights to dissent from the Business Combination that they may have in respect of the Subject Securities.

The foregoing description of the Member Voting and Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Member Voting and Support Agreement, a copy of which is included as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Tax Receivable Agreement

At the Closing, Intuitive Machines will enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with Inflection Point and certain members of Intuitive Machines (the “TRA Holders”). Pursuant to the Tax Receivable Agreement, among other things, Inflection Point will be required to pay to each TRA Holder 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of the increases in tax basis resulting from any exchange of Common Units for New Intuitive Machines Class A Common Stock or cash in the future, certain existing tax attributes and certain other tax benefits arising from payments under the Tax Receivable Agreement. In certain cases, Inflection Point’s obligations under the Tax Receivable Agreement may accelerate and become due and payable, based on certain assumptions, upon a change in control and certain other termination events, as defined therein.

The foregoing description of the Tax Receivable Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Tax Receivable Agreement, a copy of which is included as Exhibit D to the Business Combination Agreement (attached as Exhibit 2.1 hereto), and the terms of which are incorporated herein by reference.

A&R Operating Agreement

In connection with the Business Combination, Intuitive Machines will amend and restate its limited liability company agreement by adopting the A&R Operating Agreement. The A&R Operating Agreement will (i) permit the issuance and ownership of the post-Recapitalization equity of Intuitive Machines as contemplated by the Business Combination Agreement and (ii) admit Inflection Point as the managing member of Intuitive Machines. The Intuitive Machines Equity Holders will control New Intuitive Machines immediately after the Closing by virtue of their ownership of New Intuitive Machines Class B Common Stock and New Intuitive Machines Class C Common Stock.

The foregoing description of the A&R Operating Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of A&R Operating Agreement, a copy of which is included as Exhibit C to the Business Combination Agreement (attached as Exhibit 2.1 hereto), and the terms of which are incorporated herein by reference.

Lock-Up Agreements

Sponsor Lock-Up Agreement

At the Closing, the Sponsor and New Intuitive Machines will enter into a Lock-Up Agreement (the “Sponsor Lock-Up Agreement”), pursuant to which the Sponsor and its permitted assigns will agree not to, without the prior written consent of the New Intuitive Machines Board, prior to the date that is six months after the Closing Date (the “Common Stock Lock-Up Period”), (i) sell, pledge, grant any option to purchase or otherwise dispose of (a) any shares of New Intuitive Machines Class A Common Stock the Sponsor received upon conversion of its Cayman Class B Shares in connection with the Domestication (the “Sponsor Lock-Up Shares”), (ii) enter into any swap or other transfer arrangement in respect of the Sponsor Lock-Up Shares or (iii) take any other similar actions (the actions specified in the foregoing clauses (i) through (iii), collectively, “Transfer”). The Sponsor also will agree to not Transfer any New Intuitive Machines Warrants received upon conversion of its Inflection Point private placement warrants in connection with the Domestication (or the shares of New Intuitive Machines Class A Common Stock issuable upon exercise of such warrants), prior to the date that is 30 days after the Closing Date. The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options and warrants.

Intuitive Machines Lock-Up Agreement

At the Closing, New Intuitive Machines, certain equity holders of Intuitive Machines (the “Lock-Up Holders”) will enter into a Lock-Up Agreement (the “Intuitive Machines Lock-Up Agreement”), pursuant to which the Lock-Up Holders will agree not to, without the prior written consent of the New Intuitive Machines Board, prior to the date that is six months after the Closing (i) sell, pledge, grant any option to purchase or otherwise dispose of (a) any shares of New Intuitive Machines Class A Common Stock, (b) any shares of New Intuitive Machines Class A Common Stock issuable upon exercise of such options to purchase shares of New Intuitive Machines Class A Common Stock held immediately after the consummation of the Business Combination, or (c) any securities convertible into, or exercisable, redeemable or exchangeable for, New Intuitive Machines Class A Common Stock held by such holder immediately after the consummation of the Business Combination (the shares of New Intuitive Machines Class A Common Stock and securities specified in clauses (a) through (c), collectively, the “Lock-up Shares”), (ii) enter into any swap or other transfer arrangement in respect of any Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clause (i) or (ii) (the actions specified in the foregoing clauses (i) through (iii), collectively, the “Transfer”). The Intuitive Machines Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options and warrants.

The foregoing description of each Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of (i) the form of Sponsor Lock-up Agreement, a copy of which is included as Exhibit F-1 to the Business Combination Agreement (attached as Exhibit 2.1 hereto), and the terms of which are incorporated herein by reference and (ii) the form of Intuitive Machines Lock-Up Agreement, a copy of which is included as Exhibit F-2 to the Business Combination Agreement (attached as Exhibit 2.1 hereto), and the terms of which are incorporated herein by reference.

Amended and Restated Registration Rights Agreement

At the Closing, Inflection Point, the Sponsor and certain securityholders of Intuitive Machines will enter into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”), pursuant to which, among other things, the Sponsor and such securityholders will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Intuitive Machines that they will hold following the Business Combination.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit E to the Business Combination Agreement (attached as Exhibit 2.1 hereto), and the terms of which are incorporated herein by reference.

Series A Preferred Stock Investment

In connection with the transactions contemplated by the Business Combination Agreement, Inflection Point entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with each purchaser identified on the signature pages thereto (collectively, the “Series A Investors”). Pursuant to the Securities Purchase Agreement, the Series A Investors have agreed to purchase approximately $26.0 million (the “Series A Investment”) of Series A Preferred Stock and Preferred Investor Warrants (the “Securities”) in the Series A Investment. Inflection Point will, upon the terms and subject to the conditions of the Securities Purchase Agreement, issue and sell to each Series A Investor: (i) shares of Preferred Stock (as defined in the Securities Purchase Agreement) which will be convertible into shares of New Intuitive Machines Class A Common Stock in accordance with the terms of the Certificate of Designation (as defined in the Securities Purchase Agreement) and (ii) Preferred Investor Warrants which will be exercisable to purchase Warrant Shares (as defined in the Securities Purchase Agreement) in accordance with the terms of the Preferred Investor Warrants.

The Securities Purchase Agreement includes customary representations and warranties from the Purchaser, the Company and the Series A Investors and customary closing conditions. The Securities Purchase Agreement also includes customary covenants and agreements related to transfer restrictions, SEC reports, material non-public information and indemnification, as well as a most favored nation clause in favor of the Series A Investors. In addition, the Series A Investors are deemed beneficiaries of Intuitive Machines’ covenants under the Business Combination Agreement until the Closing. The Securities will be “Registrable Securities” under the Registration Rights Agreement.

Dividends: The Series A Preferred Stock pays dividends, semi-annually at the rate of 10% of the original price per share, plus the amount of previously accrued, but unpaid dividends, compounded semi-annually, and participates with the New Intuitive Machines common stock on all other dividends. Accrued dividends may be paid (i) in cash, (ii) subject to satisfaction of certain equity conditions to be agreed, in Domesticated Purchaser Class A Common Stock of the Purchaser or (iii) accumulated, compounded and added to the liquidation preference described below.

Liquidation Preference: Upon any liquidation or deemed liquidation event, the holders of Series A Preferred Stock will be entitled to receive out of the available proceeds, before any distribution is made to holders of common stock or any other junior securities, an amount per share equal to the greater of (i) 100% of the Accrued Value (as defined in the Certificate of Designation) or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into New Intuitive Machines Class A Common Stock immediately prior to the liquidation event.

Voting: The Series A Preferred Stock votes together with the New Intuitive Machines common stock on an as-converted basis, except as required by law and (ii) as noted below under “Protective Provisions.” Each holder of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of New Intuitive Machines Class A Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Protective Provisions: For as long as 25% of the shares of Series A Preferred Stock issued as of the Closing are outstanding, New Intuitive Machines shall not, without the affirmative vote or action by written consent of holders of more than 50% of the issued and outstanding shares of Series A Preferred Stock (the “Requisite Holders”), take any of the following actions: (i) liquidate, dissolve or wind up the affairs of New Intuitive Machines; (ii) amend, alter, or repeal any provision of the certificate of incorporation, bylaws or any similar document of New Intuitive Machines in a manner adverse to the Series A Preferred Stock; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security unless such security ranks junior to the Series A Preferred Stock with respect to its rights, preferences and privileges, or increase the authorized number of shares of Series A Preferred Stock; provided, that New Intuitive Machines shall be permitted to issue up to $50.0 million in equity securities without the consent of the Requisite Holders; (iv) purchase or redeem or pay any cash dividend on any capital stock prior to the Series A Preferred Stock, other than stock repurchased at cost from former employees and consultants in connection with the cessation of their service; or (v) incur or guarantee any indebtedness, if the aggregate indebtedness of New Intuitive Machines and its subsidiaries for borrowed money following such action would exceed $100,000,000; provided, however, that the Series A Preferred Stock shall not be considered indebtedness for purposes of this calculation (irrespective of the accounting treatment that the Series A Preferred Stock receives under New Intuitive Machines’ financial statements).

Conversion: Each share of Series A Preferred Stock initially converts into common stock at $12.00 per share of New Intuitive Machines Class A Common Stock at any time at option of holder, subject to adjustments for stock dividends, splits, combinations and similar events and customary anti-dilution adjustments, including with respect to future issuances or sales of New Intuitive Machines Class A Common Stock at prices (i) below $8.00 with respect to sales under the CEF Agreement (as defined below) and (ii) below $10.00 in all other cases.

Put Rights: Unless prohibited by applicable law governing distributions to stockholders, the Series A Preferred Stock shall be redeemable at the option of the Requisite Holders commencing any time after the 5th year anniversary of the Closing at a price equal to the 100% of the sum of (i) original purchase price plus (ii) all accrued/declared but unpaid dividends.

Call Rights: Unless prohibited by applicable law governing distributions to stockholders, the Series A Preferred Stock shall be redeemable at the option of New Intuitive Machines commencing any time (A) after the 3rd year anniversary of the Closing at a price equal to the 115% of the Accrued Value, (B) after the 4th anniversary of the Closing at a price equal to the 110% of the Accrued Value and (C) after the 5th anniversary of the Closing at a price equal to the 100% of the Accrued Value.

Preferred Investor Warrants: At the closing of the Series A Investment, each Series A Investor will receive Preferred Investor Warrants to purchase that number of shares of New Intuitive Machines Class A Common Stock equal to 25% of the total number of shares of New Intuitive Machines Class A Common Stock into which the Series A Preferred Stock purchased by such Series A Investor is convertible. The Preferred Investor Warrants are immediately exercisable upon issuance at Closing and expire five years from the date of Closing. The Preferred Investor Warrants include customary cash and cashless exercise provisions. Each Preferred Investor Warrant is initially exercisable at $15.00 per share of New Intuitive Machines Class A Common Stock, combinations and similar events and customary anti-dilution adjustments.

The foregoing description of the Series A Investment is subject to and qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is included as Exhibit 10.5 hereto, the full text of the form of Certificate of Designation, a copy of which is included as Exhibit 3.1 here and the full text of the form of Preferred Investor Warrant, a copy of which is included as Exhibit 4.1 hereto, and the terms of each is incorporated herein by reference.

Cantor Share Purchase Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into a Common Stock Purchase Agreement (the “Cantor Purchase Agreement”) with CF Principal Investments LLC, a Delaware limited liability company (the “Investor”) relating to an equity facility (the “Equity Facility”). Pursuant to the terms of the Cantor Purchase Agreement, New Intuitive Machines will have the right, but not the obligation, from time to time at its sole discretion, until the first day of the month following the 18-month period from and after the initial satisfaction of the conditions to the Investor’s obligation to purchase shares of New Intuitive Machines Class A Common Stock set forth in the Cantor Purchase Agreement (the “Commencement”), to direct the Investor to purchase up to the lesser of (i) $50 million of newly issued New Intuitive Machines Class A Common Stock and (ii) the Exchange Cap (as defined below), by delivering written notice to the Investor prior to the Commencement of trading on any trading day, subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement.

The purchase price of the shares of New Intuitive Machines Class A Common Stock that New Intuitive Machines elects to sell to the Investor pursuant to the Cantor Purchase Agreement will be 97.5% of the volume weighted average price of the shares of New Intuitive Machines Class A Common Stock during the applicable purchase date on which New Intuitive Machines has timely delivered written notice to Investor directing it to purchase shares of New Intuitive Machines Class A Common Stock under the Cantor Purchase Agreement.

Sales of New Intuitive Machines Class A Common Stock to the Investor under the Cantor Purchase Agreement, and the timing of any sales, will be determined by New Intuitive Machines from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of shares of New Intuitive Machines Class A Common Stock and determinations by New Intuitive Machines regarding the use of proceeds of such sales. The net proceeds from any sales under the Cantor Purchase Agreement will depend on the frequency with, and prices at, which the shares of New Intuitive Machines Class A Common Stock are sold to Investor. New Intuitive Machines expects to use the proceeds from any sales under the Cantor Purchase Agreement for working capital and general corporate purposes.

Under the applicable rules of Nasdaq, in no event may New Intuitive Machines issue to the Investor under the Cantor Purchase Agreement more than 19.99% of the voting power or number of shares of New Intuitive Machines Class A Common Stock outstanding, calculated in accordance with applicable Nasdaq rules (the “Exchange Cap”), unless (i) New Intuitive Machines obtains stockholder approval to issue shares of New Intuitive Machines Class A Common Stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules, or (ii) the average purchase price per share for all of the shares of New Intuitive Machines Class A Common Stock sold to the Investor under the Cantor Purchase Agreement equals or exceeds the lower of (a) the Nasdaq official closing price for the ordinary shares of the Company on the date of the Cantor Purchase Agreement and (b) the arithmetic average of the five Nasdaq official closing prices for the Common Stock during the five-trading day period ending on (and including) the date of the Cantor Purchase Agreement, as adjusted pursuant to applicable Nasdaq rules.

To induce the Investor to enter into the Cantor Purchase Agreement, Inflection Point agreed that, after the Closing Date, New Intuitive Machines will deliver to the Investor a number of shares of New Intuitive Machines Class A Common Stock equal to the quotient obtained by dividing (i) $1,000,000 and (ii) the closing price of the New Intuitive Machines Class A Common Stock on an agreed date (the “Commitment Shares”). Subject to limited exceptions described below, the entire amount of the Commitment Shares shall be fully earned by the Investor and shall be non-refundable as of the Closing, regardless of whether any purchases are made or settled under the Cantor Purchase Agreement or any subsequent termination of the Cantor Purchase Agreement. To the extent, after the resale of all Commitment Shares by the Investor, the net proceeds of the resale of such Commitment Shares by the Investor is less than $1,000,000, New Intuitive Machines will pay the Investor the difference between $1,000,000 and the net proceeds of the resale of the Commitment Shares received by the Investor in cash. The Cantor Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the Cantor Purchase Agreements were made only for purposes of the Cantor Purchase Agreements and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations.

New Intuitive Machines has the right to terminate the Cantor Purchase Agreement at any time after Commencement, at no cost or penalty, upon ten trading days’ prior written notice. Under certain limited circumstances, the Investor has the right to terminate the Cantor Purchase Agreement for various reasons, including if, in its sole and absolute discretion, it (i) is not satisfied with the results of its due diligence review of Inflection Point (prior to the Closing) or New Intuitive Machines (after the Closing) with respect to material aspects of such entity’s assets, business, operations, earnings, properties, condition (financial or otherwise), prospects or projections, stockholders’ equity or results of operations, or any disclosure related thereto, or (ii) identifies facts related to such entity that pose a material reputational risk to the Investor or its affiliates. No termination of the Cantor Purchase Agreement will alter or otherwise affect New Intuitive Machines’ obligations under the Cantor Registration Rights Agreement (as defined below). To the extent that the Investor terminates the Cantor Purchase Agreement as a result of its failure to be satisfied with the results of its due diligence review of Inflection Point (prior to the Closing) or New Intuitive Machines (after the Closing), the Investor will be required to promptly return any Commitment Shares issued pursuant to the Cantor Purchase Agreement and, upon such return, the Commitment Shares will be deemed forfeited and surrendered by the Investor.

The foregoing description of the Cantor Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cantor Purchase Agreement, a copy of which is included as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Cantor Registration Rights Agreement

In connection with Inflection Point’s entry into the Cantor Purchase Agreement, Inflection Point entered into a registration rights agreement with the Investor (the “Cantor Registration Rights Agreement”), pursuant to which Inflection Point agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), the shares of New Intuitive Machines Class A Common Stock that are sold to the Investor under the Equity Facility and the Commitment Shares.

The foregoing description of the Cantor Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Cantor Registration Rights Agreement, a copy of which is included as Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Non-Redemption Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point and Intuitive Machines entered into a non-redemption agreement (the “Non-Redemption Agreement”) with Kingstown 1740 Fund L.P. (“Kingstown”), an affiliate of the Sponsor, pursuant to which Kingstown agreed not to redeem the 2,900,000 Cayman Class A Shares held by it.

The foregoing description of the Non-Redemption Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Redemption Agreement, a copy of which is included as Exhibit 10.6 hereto, and the terms of which are incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of shares of New Intuitive Machines pursuant to the Business Combination Agreement, the Series A Purchase Agreement and the Cantor Purchase Agreement is incorporated by reference herein. The shares to be offered and sold in connection with the Cantor Purchase Agreement and the Series A Purchase Agreement have not been registered under the Securities Act, in reliance upon the exemption from registration provided in Section 4(a)(2) of the Securities Act.

Item 7.01. Regulation FD Disclosure.

On September 16, 2022, Inflection Point and Intuitive Machines issued a joint press release announcing their entry into the Business Combination Agreement. The press release is furnished hereto as Exhibit 99.1 and incorporated by reference into this Item 7.01.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Inflection Point and Intuitive Machines have prepared for use in connection with the Business Combination.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the Business Combination, Inflection Point will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement/prospectus to be distributed to holders of Inflection Point’s ordinary shares in connection with Inflection Point’s solicitation of proxies for the vote by Inflection Point’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to Intuitive Machines’ equity holders in connection with the Business Combination. After the Registration Statement has been filed and declared effective, Inflection Point will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Inflection Point’s shareholders in connection with the Business Combination. Inflection Point will also file other documents regarding the Business Combination with the SEC. Before making any voting decision, investors and security holders of Inflection Point and Intuitive Machines are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about the Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Inflection Point through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Inflection Point may be obtained free of charge from Inflection Point’s website at www.inflectionpointacquisition.com or by written request to Inflection Point at Inflection Point Acquisition Corp., 34 East 51st Street, 5th Floor, New York, NY 10022.

Participants in the Solicitation

Inflection Point and Intuitive Machines and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Inflection Point’s shareholders in connection with the Business Combination. Information about Inflection Point’s directors and executive officers and their ownership of Inflection Point’s securities is set forth in Inflection Point’s filings with the SEC. To the extent that holdings of Inflection Point’s securities have changed since the amounts printed in Inflection Point’s Annual Report on Form 10-K for the year ended 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the proxy statement/prospectus regarding the Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This Current Report on Form 8-K and certain of the exhibits hereto contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the services offered by Intuitive Machines and the markets in which it operates, and Intuitive Machines’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Inflection Point’s securities, (ii) the risk that the Business Combination may not be completed by Inflection Point’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Inflection Point, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the receipt of the requisite approvals of Inflection Point’s shareholders and Intuitive Machines’ equity holders, respectively, and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effect of the announcement or pendency of the Business Combination on Intuitive Machines’ business relationships, performance, and business generally, (vi) risks that the Business Combination disrupts current plans of Intuitive Machines and potential difficulties in Intuitive Machines employee retention as a result of the Business Combination, (vii) the outcome of any legal proceedings that may be instituted against Intuitive Machines or against Inflection Point related to the agreement and plan of merger or the Business Combination, (viii) the ability to maintain the listing of Inflection Point’s securities on Nasdaq, (ix) the price of Inflection Point’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Intuitive Machines plans to operate, variations in performance across competitors, changes in laws and regulations affecting Intuitive Machines’ business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination and identify and realize additional opportunities, (xi) the impact of the global COVID-19 pandemic, (xii) the market for commercial human spaceflight has not been established with precision, it is still emerging and may not achieve the growth potential Intuitive Machines expects or may grow more slowly than expected, (xiii) space is a harsh and unpredictable environment where Intuitive Machines’ products and service offerings are exposed to a wide and unique range of environmental risks, which could adversely affect Intuitive Machines’ launch vehicle and spacecraft performance, (xiv) Intuitive Machines’ business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto, (xv) Intuitive Machines’ limited operating history makes it difficult to evaluate its future prospects and the risks and challenges they may encounter and (xvi) other risks and uncertainties described in Inflection Point’s registration statement on Form S-1 (File No. 333-253963), which was originally filed with the SEC on September 21, 2021 (the “Form S-1”), in its Annual Report on Form 10-K for the year ended 2021 and its subsequent Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and any other documents filed by Inflection Point from time to time with the SEC. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, the Annual Report on Form 10-K for the year ended 2021, the Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and the other documents filed by Inflection Point from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Intuitive Machines and Inflection Point assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Intuitive Machines nor Inflection Point gives any assurance that either Intuitive Machines or Inflection Point, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1†	Business Combination Agreement, dated as of September 16, 2022, by and between Inflection Point Acquisition Corp. and Intuitive Machines, LLC.

3.1	Form of Certificate of Designation relating to the 10.0% Series A Cumulative Convertible Preferred Stock.

4.1	Form of Warrant to be issued to each Series A Investor.

10.1	Sponsor Support Agreement, dated September 16, 2022, by and among Inflection Point Holdings LLC, Inflection Point Acquisition Corp. and Intuitive Machines, LLC.

10.2	Form of Member Voting and Support Agreement.

10.3	Common Stock Purchase Agreement, dated September 16, 2022, by and between Inflection Point Acquisition Corp. and CF Principal Investments LLC.

10.4	Registration Rights Agreement, dated September 16, 2022, by and between Inflection Point Acquisition Corp. and CF Principal Investments LLC.

10.5	Securities Purchase Agreement, dated as of September 16, 2022, by and among Inflection Point Acquisition Corp. and each of the purchasers identified on the signature pages thereto.

10.6	Non-Redemption Agreement, dated as of September 16, 2022, by and among Inflection Point Acquisition Corp., Kingstown 1740 Fund L.P. and Intuitive Machines, LLC.

99.1	Press Release, dated September 16, 2022.

99.2	Investor Presentation.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 16, 2022

INFLECTION POINT ACQUISITION CORP.

By:	/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Co- Chief Executive Officer